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                                   FORM 11-K

                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934


(Mark One)

      [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
                  For the fiscal year ended:    December 31, 2000

      OR

      [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
                  For the transition period from              to


Commission file number:  1-13908

A. Full title of the plan and the address of the plan, if different from that of the Issuer named below:

      AMVESCAP 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of the Principal executive office:

      AMVESCAP PLC
      11 Devonshire Square
      London EC2M 4YR


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REQUIRED INFORMATION

The following documents are filed as part of this report:

1.   Financial Statements and Schedule

     Plan financial statements prepared in accordance with the financial reporting requirements of ERISA including the following:

         Report of Independent Public Accountants

         Statement of Net Assets Available for Benefits as of December 31, 2000

         Statement of Changes in Net Assets Available for Benefits for the Year
           Ended December 31, 2000

         Notes to Financial Statements and Schedule

         Schedule I - Assets (Held at End of Year) as of December 31, 2000

2.   Exhibits


     The following exhibit is filed with this report:

         Consent of Arthur Andersen LLP

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AMVESCAP 401(K) PLAN


Financial Statements and Schedule
as of December 31, 2000
Together With Auditors' Report


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                              AMVESCAP 401(K) PLAN


                       FINANCIAL STATEMENTS AND SCHEDULE

                               DECEMBER 31, 2000





                               TABLE OF CONTENTS



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


FINANCIAL STATEMENTS

         Statement of Net Assets Available for Benefits--December 31, 2000

         Statement of Changes in Net Assets Available for Benefits for the
           Year Ended December 31, 2000


NOTES TO FINANCIAL STATEMENTS AND SCHEDULE


SCHEDULE SUPPORTING FINANCIAL STATEMENTS


         Schedule I: Schedule H, Line 4i--Assets (Held at End of Year) --December 31, 2000


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REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Plan Administrator of the AMVESCAP 401(k) Plan:


We have audited the accompanying statement of net assets available for benefits of the AMVESCAP 401(K) PLAN as of December 31, 2000 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements and the schedule referred to below are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements and the schedule based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ ARTHUR ANDERSEN LLP

Atlanta, Georgia
June 25, 2001


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                              AMVESCAP 401(K) PLAN


                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                               DECEMBER 31, 2000


INVESTMENTS, AT FAIR VALUE AS DETERMINED BY QUOTED MARKET PRICES (NOTES 3 AND 4):
    Cash equivalents                                                                  $     67,073
    AMVESCAP PLC ordinary shares                                                         1,542,612
    Mutual funds                                                                       142,597,352

INVESTMENTS, AT FAIR VALUE AS DETERMINED BY THE TRUSTEE (NOTES 3 AND 4):
    Collective trust                                                                     9,134,687

INVESTMENTS, AT CONTRACT VALUE (NOTES 3 AND 4):
    Collective trust                                                                    12,758,840
    Participant loans                                                                    5,055,878
                                                                                      -------------
              Total investments                                                        171,156,442
                                                                                      -------------
RECEIVABLES:
    Employer contributions                                                                 583,128
    Investment income                                                                          370
    Due from brokers for sales of securities                                                41,523
                                                                                      -------------
              Total receivables                                                            625,021
                                                                                      -------------
PAYABLES:
    Due to brokers for purchases of securities                                             (37,194)
    Refunds payable to participants                                                     (1,083,342)
                                                                                      -------------
              Total payables                                                            (1,120,536)
                                                                                      -------------
NET ASSETS AVAILABLE FOR BENEFITS                                                     $170,660,927
                                                                                      =============

         The accompanying notes are an integral part of this statement.


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                              AMVESCAP 401(K) PLAN


           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 2000

INVESTMENT INCOME (LOSS):
    Interest and dividends                                      $ 15,213,511
    Net depreciation in fair value of investments                (46,187,781)
                                                                -------------
              Net investment loss                                (30,974,270)

CONTRIBUTIONS:
    Employer                                                      11,028,601
    Participant                                                   17,275,691
    Rollovers from qualified plans                                 7,236,188

BENEFITS PAID TO PARTICIPANTS                                     (8,294,836)

TRANSFERS FROM PREDECESSOR PLANS (NOTE 1)                        174,389,553
                                                                -------------
NET INCREASE                                                     170,660,927

NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year                                                      0
                                                                -------------
    End of year                                                 $170,660,927
                                                                =============

         The accompanying notes are an integral part of this statement.


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                              AMVESCAP 401(K) PLAN


                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULE

                               DECEMBER 31, 2000



1.  PLAN DESCRIPTION

    The following description of the AMVESCAP 401(k) Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the plan document.

    GENERAL

    The Plan, established effective January 1, 2000, is a defined contribution plan for the benefit of qualifying employees of AVZ, Inc.; A I M Management Group Inc. ("AIM"); AMVESCAP Group Services, Inc.; INVESCO Funds Group, Inc. ("IFG"); INVESCO Retirement, Inc. ("IRI") (formerly INVESCO Retirement Benefit Services, Inc.); and INVESCO, Inc. (collectively, the "Employers") and their beneficiaries to provide for retirement, death, and disability benefits. The ultimate parent company of the Employers is AMVESCAP PLC.

    Full-time or part-time salaried or hourly employees of the Employers are generally eligible to participate in the Plan on the first day of the month following employment if hired between the first and fifteenth of the previous month or the first day of the month after completing 28 days of service if hired after the fifteenth of a month, provided they are permanent employees, as defined. Nonresident aliens, collective bargaining unit employees, leased employees, and independent contractors are generally excluded from participating in the Plan.

    In 1999, the Chancellor Employee Investment Plan (the "Chancellor Plan"), INVESCO Funds Group, Inc. Employees' Profit Sharing Thrift Retirement Plan (the "IFG Plan"), and the A I M Management Group Inc. Profit Sharing Plan (the "AIM Plan") were amended to provide for the merger of the plans with and into the Plan effective January 1, 2000 or as soon as practicable thereafter, as determined at the discretion of an employee benefits committee appointed by the board of directors of AVZ, Inc. (the "Plan Administrator"). The transfer of assets and liabilities was effective January 1, 2000 for the IFG Plan, April 1, 2000 for the AIM Plan and June 30, 2000 for the Chancellor Plan.

    PLAN ADMINISTRATION

    The Plan is administered by the Plan Administrator. AMVESCAP National Trust Company ("ANTC") (formerly Institutional Trust Company) is the Plan's trustee and asset custodian, except for the ordinary shares of AMVESCAP PLC, which are in the custody of State Street Bank. ANTC is a wholly owned subsidiary of IRI. IRI provides record-keeping services for the Plan.

    CONTRIBUTIONS

    Employees are permitted to make pretax elective deferrals of 1% to 11% of compensation, as defined, subject to certain limitations under the Internal Revenue Code.

    The Employers are required to make matching contributions of 100% of the first 3% of compensation contributed by the participant, plus 50% of the next 2% of compensation contributed by the participant. The Employers may also elect to make a discretionary profit-sharing contribution to the Plan. Any such

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    profit-sharing contributions are allocated based on relative compensation to all eligible employees employed on the last day of the plan year as well as those who separate from service during the plan year due to death, disability, or retirement at age 59 1/2.

    The Plan also accepts rollovers of distributions from other tax-qualified plans.

    PARTICIPANT ACCOUNTS

    The Plan is a defined contribution plan under which separate accounts are maintained for each participant. Each participant's account is credited with his/her elective deferrals, roll-over contributions, employer matching contributions, and allocations of employer profit-sharing contributions and investment gains (losses). Investment gains (losses) are valued and allocated to participants daily based on their relative account balances in each investment option.

    VESTING

    Eligible participants are 100% vested in all contributions to the Plan.

    BENEFITS

    Benefits may be paid to a participant upon attainment of normal retirement age (59 1/2), death, disability, or termination of employment. The normal form of benefit is a lump-sum distribution. A participant may also elect to receive installment payments. Distributions may be made by payment of a lump sum or may be deferred by the participant if the accrued account balance exceeds $5,000. Distribution amounts are determined based on the market value of the participant's account as of the date IRI processes the distribution.

    Any portion of a participant's account which is held in AMVESCAP PLC ordinary shares may be distributed in-kind at the election of the participant, with a minimum of 100 shares required to make this election.

    In-service withdrawals of amounts in a participant's roll-over account or after-tax account (from prior plans) are permitted upon reaching age 59 1/2.


2.  INVESTMENT OPTIONS

    The Plan offers participants investment options that include mutual funds and collective trusts managed by ANTC, AIM, and IFG. Participants may also direct the contributions to their accounts into a unitized stock fund ("AMVESCAP Stock Fund") that is primarily invested in AMVESCAP PLC ordinary shares. No more than 10% of a participant's total account can be invested in this stock fund. Under London Stock Exchange rules governing insider trading, "close periods" are designated at the close of each calendar quarter during which purchases and sales in the stock fund are restricted.

    Participants who invest in the AMVESCAP Stock Fund receive all material provided to AMVESCAP PLC shareholders. Participants who have invested in the AMVESCAP Stock Fund may direct the trustee how to vote (or tender, if applicable) AMVESCAP PLC ordinary shares. The trustee determines each participant's proportional share of the AMVESCAP PLC ordinary shares, based on the number of units allocated to a participant's account, and solicits the participant's instructions. The trustee votes (and/or tenders) the ordinary shares according to the participant's directions. Normally, the trustee will not vote ordinary shares or tender ordinary shares for which it does not receive directions.

    The separate investment options made available under the Plan may be changed, eliminated, or modified from time to time by the Plan Administrator. Participants make their investment elections in 1% increments with changes and transfers allowed on a daily basis.

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    LOANS TO PARTICIPANTS

    The Plan permits loans to participants up to the lesser of 50% of the participant's vested account balance or $50,000, less certain amounts for loans outstanding during the prior year. For purposes of determining the maximum amount a participant may borrow, the outstanding principal balance of loans under any other plan of the employer is also considered. A participant may have only one outstanding loan at a time from the Plan or the AMVESCAP Money Purchase Plan. A participant generally has up to five years to repay the principal and interest, unless the loan is for the purchase of a residence, in which case the repayment period is up to ten years. Loans are made for a minimum of $500, and loan processing fees are charged directly to the participant's account. Interest rates on loans to participants are determined at the time the loan is made based on market rates (10.5% at December 31, 2000), as determined by the Plan Administrator.


3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF ACCOUNTING

    The Plan's financial statements are prepared on the accrual basis of accounting.

    USE OF ESTIMATES

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan Administrator to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates. However, in the opinion of the Plan Administrator, such differences would not be significant.

    The Plan provides for investment in various investment funds and securities which, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of the investment securities will occur in the near term, and such changes could materially affect the amounts reported in the statement of net assets available for benefits.

    INVESTMENT VALUATION

    Investments in securities traded on security exchanges are valued at the quoted market price on the last business day of the plan year. Loans to participants are carried at the amounts outstanding, which approximate their estimated fair values.

    Guaranteed investment contracts and synthetic investment contracts included in the IRT Stable Value Fund are fully benefit-responsive and are valued at their fair value as determined by ANTC, which is generally deemed to be accrued at book value (cost plus accrued income). The contract value approximates fair value at December 31, 2000.

    INCOME RECOGNITION

    Dividend income is accrued on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis. Investment income, which is recognized on the accrual basis, and gains or losses are recorded in the individual participants' accounts, based on the participants' holdings.

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    NET DEPRECIATION IN FAIR VALUE OF INVESTMENTS

    Realized gains (losses) from the sales of investments and changes in unrealized appreciation (depreciation) are aggregated and reported in the accompanying statement of changes in net assets available for benefits as net depreciation in fair value of investments.

    ADMINISTRATIVE EXPENSES

    Certain administrative functions are performed by officers or employees of the Employers. No such officer or employee receives compensation from the Plan. Administrative expenses are paid by the Employers, except the loan fees discussed previously. Investment management fees are paid by the Plan and are net against investment income.

4.  INVESTMENTS

    The fair market values of individual assets that represent 5% or more of the Plan's assets as of December 31, 2000 are as follows:

        AIM Small Cap Growth Fund, Class A                   $17,369,290
        INVESCO Blue Chip Growth Fund                         16,007,161
        AIM Aggressive Growth Fund, Class A                   15,529,391
        IRT Stable Value Fund                                 12,758,840
        AIM Value Fund, Class A                               12,012,842
        AIM Constellation Fund, Class A                       11,114,705
        AIM Basic Value Fund, Class A                         10,009,275
        INVESCO Market Neutral Equity Fund                     9,134,687

    Net appreciation (depreciation) in the fair value of investments for the year ended December 31, 2000 is as follows for each investment type:

           AMVESCAP PLC ordinary shares                      $    339,434
           Mutual funds                                       (45,039,728)
           Collective trust                                    (1,487,487)
                                                             ------------
           Net depreciation in fair value of investments     $(46,187,781)
                                                             ============

5.  RELATED-PARTY TRANSACTIONS

    During 2000, all of the plan assets were related-party funds at ANTC, IFG, and AIM. All transactions in these funds, while they are directed by the participants, represent related-party transactions.

    At December 31, 2000, the Plan held 75,083 ordinary shares of AMVESCAP PLC which represents an ownership interest in AMVESCAP PLC of less than 1%.


6.  TAX STATUS

    The Plan has not received a determination letter. The Plan Administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan Administrator believes that the Plan is qualified and that the related trust is tax-exempt.

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7.  PLAN TERMINATION

    The Plan Administrator intends to continue the Plan. However, the Plan Administrator, through its board of directors or the board's designee, reserves the right to amend, modify, or terminate the Plan at any time. If the Plan is amended, the benefits already credited to participants under the Plan will not be reduced unless required by the Internal Revenue Service. Because the Plan is not a defined benefit pension plan under the Employment Retirement Income Security Act of 1974, the Plan's benefits are not insured by the Pension Benefit Guaranty Corporation.



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                                                                     SCHEDULE I


                              AMVESCAP 401(K) PLAN


               SCHEDULE H, LINE 4I--ASSETS (HELD AT END OF YEAR)

                               DECEMBER 31, 2000

                                                                NUMBER OF
                                                                SHARES OR
                                                                PRINCIPAL         CURRENT
                      NAME OF ISSUER                             AMOUNT            VALUE
==========================================================   ==============   ==============
   CASH EQUIVALENTS:
*      SSGA Money Market Fund                                      67,073     $      67,073
                                                                              --------------
*  AMVESCAP PLC ORDINARY SHARES                                    75,083         1,542,612
                                                                              --------------
   COLLECTIVE TRUSTS:
*      IRT Stable Value Fund                                   12,758,840        12,758,840
*      INVESCO Market Neutral Equity Fund                       1,072,474         9,134,687
                                                                              --------------
                                                                                 21,893,527
                                                                              --------------
   MUTUAL FUNDS:
*      INVESCO Blue Chip Growth Fund                            3,108,187        16,007,161
*      INVESCO Equity Income Fund                                 130,892         1,879,604
*      INVESCO Dynamics Fund                                      275,014         6,537,073
*      INVESCO Growth & Income Fund                                94,449         1,511,184
*      INVESCO Select Income Fund                                 601,931         3,569,449
*      INVESCO High Yield Fund                                    276,593         1,410,623
*      INVESCO Telecommunications Fund                            124,018         4,499,358
*      INVESCO Total Return Fund                                   58,507         1,546,338
*      INVESCO Health Sciences Fund                                48,365         2,871,422
*      INVESCO Technology II Fund                                 129,616         7,747,166
*      INVESCO European Fund                                       31,785           565,775
*      INVESCO Financial Services Fund                             47,684         1,539,708
*      INVESCO Small Company Growth Fund                           99,427         1,526,205
*      INVESCO Endeavor Fund                                      250,950         4,268,651
*      INVESCO Balanced Fund                                      132,663         2,236,701
*      AIM Constellation Fund, Class A                            384,193        11,114,705
*      AIM Aggressive Growth Fund, Class A                      1,216,084        15,529,391
*      AIM Value Fund, Class A                                    960,259        12,012,842
*      AIM Weingarten Fund, Class A                               389,997         7,983,242
*      AIM International Equity Fund, Class A                     399,911         7,674,286
*      AIM Global Income Fund, Class A                             13,456           121,372
*      AIM European Development  Fund, Class A                     80,125         1,841,266
*      AIM Small Cap Growth Fund, Class A                         582,667        17,369,290
*      AIM Basic Value Fund, Class A                              352,191        10,009,275
*      AIM Asian Growth Fund, Class A                              88,338           902,816
*      AIM Japan Growth Fund, Class A                              36,312           322,449
                                                                              --------------
                                                                                142,597,352
                                                                              --------------
   PARTICIPANT LOANS:
*      Promissory notes, with interest ranging from 6.0%
         to 10.5% and varying maturities                        5,055,878         5,055,878
                                                                              --------------
                                                                               $171,156,442
                                                                              ==============

                        *Indicates a party in interest.

         The accompanying notes are an integral part of this schedule.



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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                      AMVESCAP 401(k) Plan

Date: June 29, 2001                   By:    AVZ, Inc.
                                             Plan Administrator

                                      /s/    ROBERT F. McCULLOUGH
                                             -------------------------------
                                      By:    Robert F. McCullough
                                      Title: Vice President and Chief
                                              Financial Officer



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                                 EXHIBIT INDEX


            Exhibit 23 -- Consent of Independent Public Accountants